UBS AG Double Short Leverage Securities
Linked to the S&P 500® Total Return Index
January 8, 2010

Double Short Leverage Securities (the "Securities") are senior, unsecured debt securities issued by UBS AG, London Branch ("UBS" or the "Issuer"), providing leveraged short exposure to the returns, both positive and negative, of a designated market over a fixed period of time (subject to the occurrence of an early redemption event). The S&P 500® Double Short Leverage Securities are designed to provide investors with two-times leveraged short exposure to U.S. equities as measured by the S&P 500® Total Return Index (the "underlying index") over twelve month periods, plus an interest amount and less fees and borrow cost. If the underlying index level increases above the early redemption level at any time during any index business day prior to the final valuation date, the Securities will be automatically redeemed early for a redemption amount calculated based upon that day's index closing level. The Securities are also subject to an automatic early redemption if a hedging disruption event occurs. Investors may also elect to require the Issuer to redeem their securities prior to maturity for the redemption amount calculated based on the closing level of the underlying index on the trading day following the effective date of the election, subject to a minimum redemption size of 100,000 Securities.

Summary Terms
Issuer	UBS AG, London Branch
Underlying index	S&P 500® Total Return Index
Exposure	Short
Leverage	Two-times (2x)
Maturity	12 months
(subject to early redemption,
including due to hedging disruption)
Issue price per $10 Security	$10.23
Redemption amount	$10 x (1 – (2 x index return))
per $10 Security	+ interest amount – borrow cost
Interest amount	Accrues and is compounded daily
per $10 Security	on an initial $30 notional amount
at the overnight USD LIBOR rate
Borrow cost	Accrues on an initial $20 notional amount
per $10 Security	(adjusted daily by the index performance)
at a rate equal to 0.15% per annum plus
the excess of the overnight USD LIBOR
rate over the overnight Fed Funds rate
Early redemption level	135% of the closing level of
the underlying index on
the applicable trade date
Expected Offering Schedule (1st quarter 2010)
Trade Date	Issue Date
January 26	January 29
February 23	February 26
March 26	March 31
In addition to the scheduled offerings above, you and your financial advisor may agree on additional individual offerings of 12-month Securities for your account, subject to the approval of the Issuer. You and your financial advisor will agree upon the trade date for your individual offering. The settlement date will then be the third business day following such trade date.

UBS reserves the right to cancel, suspend, postpone or terminate any offering at any time prior to issuance.

Example Returns
Index return	-60%	-50%	-40%	-30%	-20%	-10%	0%	+10%	+20%	+30%	+40%	+50%	+60%
12m Security
redemption amount	$22.03	$20.03	$18.03	$16.03	$14.03	$12.03	$10.03	$8.03	$6.03	$4.03	$2.03	$0.03	$0.00
return before fees	120.30%	100.30%	80.30%	60.30%	40.30%	20.30%	0.30%	-19.70%	-39.70%	-59.70%	-79.70%	-99.70%	-100%
return after fees	115.35%	95.80%	76.25%	56.70%	37.15%	17.60%	-1.96%	-21.51%	-41.06%	-60.61%	-80.16%	-99.71%	-100%

Example returns are for illustrative purposes only. Assumes a total interest amount per $10 equal to $0.09 for 12 months and a total borrow cost per $10 equal to $0.06 for 12 months. The actual interest amount will depend on the daily overnight USD LIBOR rate over the term of the Securities, and the actual borrow cost will depend on the daily index performance, overnight USD LIBOR rate and overnight Fed Funds rate; each will also depend on the actual accrual period (which will vary if an early redemption occurs). "Index return" is the return of the underlying index calculated from the trade date to the applicable valuation date.

Index Information

The S&P 500® Total Return Index is a capitalization-weighted index of 500 stocks. The index is designed to measure the total return performance, including dividends, of 500 stocks representing all major industries in the broad domestic economy.

Historical Performance

Source: UBS, Bloomberg (12/31/04 to 12/31/09).

Prior 3 months	Prior 6 months	Prior 12 months
+6.04%	+22.59%	+26.46%
Source: UBS, Bloomberg (through 12/31/09).

Past performance is not indicative of future performance.
“Standard & Poor’s®”, “S&P®”, “S&P 500®” and “500” are trademarks of Standard and Poor’s Financial Services LLC, a division of The McGraw-Hill Companies, Inc., and have been licensed for use by the Issuer. The securities are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the securities.
Key Risks

The risks of investing in the Securities are discussed in detail in the relevant offering materials. Some of these risks include:

Risk of loss. You can lose all or substantially all of your investment in the Securities. To the extent that the underlying index return is positive, your loss will be doubled. In addition, you will have a loss on your investment in the Securities if the underlying index does not depreciate sufficiently to offset the effect of borrow cost and fees (after taking into account the interest amount).

Leverage and increased sensitivity to market risk. Because your investment in the Securities contains a leverage component, changes in the level of the underlying index will have a magnified impact on the amount payable on your Securities. In particular, any increase in the level of the underlying index will result in a significantly greater decrease in the amount payable under the Securities. Investors may experience large movements, positively and negatively, in the market value of the Securities.

Credit risk. Any payment on a Security is solely dependent on the issuer's ability to pay. If the issuer is bankrupt or is otherwise unable to pay its obligations as they come due, you may end up losing all of your investment in the Securities, regardless of the performance of the underlying index.

Potential returns are limited. The potential return of the Securities will be limited by the fact that the index return can never be less than -100%.

Early redemption. The Securities may be redeemed prior to maturity at a time when their value has significantly declined or upon the occurrence of a hedging disruption event. An early redemption would prevent you from further accrual of the interest amount and participation in the underlying index and would likely result in a significant or complete loss of your investment in the Securities. In addition, if the Securities are redeemed early, you may not be able to reinvest in another investment with similar terms.

Liquidity risk. The Securities are not exchange-listed or actively-traded investments. Affiliates of UBS currently intend to maintain a daily secondary market for the Securities, but they are not required to do so and may discontinue such activity at any time. Liquidity is not guaranteed other than through the optional early redemption right, which requires a minimum redemption size of 100,000 Securities and for you and your broker to follow specific procedures. You should be prepared to hold your Securities until maturity.

Tax considerations. The tax treatment of investing in the Securities may be very different than that of traditional investments. Please see the relevant offering documents for a discussion of the expected federal income tax consequences. Significant aspects of the tax treatment of an investment in the Securities may be uncertain. Neither UBS nor its employees provide tax or legal advice. You should consult with your attorney and tax advisors regarding your personal circumstances.

UBS has filed a registration statement (including a prospectus, as supplemented by an index supplement, product supplement and free writing prospectus for the Securities) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC web site is 0001114446. Alternatively, UBS will arrange to send you the prospectus, the index supplement and the product supplement, if you so request, by calling toll-free 800-722-7370.

You may access these documents on the SEC web site at www.sec.gov as follows:

Free Writing Prospectus dated January 8, 2010: http://www.sec.gov/Archives/edgar/data/1114446/000139340110000029/c170983_690446-fwp.htm

Product Supplement dated January 7, 2010: http://www.sec.gov/Archives/edgar/data/1114446/000139340110000023/c170783_690445-424b2.htm

Index Supplement dated January 13, 2009: http://www.sec.gov/Archives/edgar/data/1114446/000139340109000044/v128784_690258-424b2.htm

Prospectus dated January 13, 2009: http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

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